EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

Attn: Filing Desk - Stop 1-4

By Airmail

28th January, 2004.

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 26th January 2004, I enclose one copy of each of the following items that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 27th January 2004, confirming that The Goldman Sachs Group, Inc. had, as at the close of business on 23rd January 2004, increased its interest in EMI Group plc Ordinary Shares of 14p each to 34,712,725 shares, being 4.4% of the shares in issue; and,

(b) an announcement dated 28th January 2004, confirming that The Capital Group Companies Inc. had decreased its interest in EMI Group plc Ordinary Shares of 14p each and, as at 26th January 2004, held 40,004,786 shares, being 5.073% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Encs.

dw 2/10

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 04/08

Company Announcements Office,
London Stock Exchange.

27th January, 2004.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by The Goldman Sachs Group, Inc. on behalf of itself and its subsidiaries, in a letter dated and received by fax after close of business on 26th January 2004, that, as at the close of business on 23rd January 2004, The Goldman Sachs Group, Inc. had increased its interest in EMI Group plc Ordinary Shares of 14p each to 34,712,725 shares, being 4.4% of the shares in issue. We were further notified that 26,254,342 shares were held by Goldman, Sachs & Co. and 8,458,383 shares were beneficially owned by Goldman Sachs International, both companies being direct subsidiaries of The Goldman Sachs Group, Inc.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 04/09

Company Announcements Office,
London Stock Exchange.

28th January, 2004.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by The Capital Group Companies, Inc., in a letter dated and received by fax after the close of business on 27th January 2004, that it had decreased its interest in EMI Group plc Ordinary Shares of 14p each and, as at 26th January 2004, held 40,004,786 shares, being 5.073% of the shares in issue.

We are advised that the interest in the said shares was held as set out below:

REGISTERED HOLDER	HOLDING
Capital Guardian Trust Company	2,125,500
Capital International Ltd	26,350,332
Capital International S.A.	943,608
Capital International, Inc.	3,278,340
Capital Research and Management Company	7,307,006

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary